October 2, 2019

Rohan Palekar
Chief Executive Officer
89bio, Inc.
535 Mission Street, 14th Floor
San Francisco, CA 94105

       Re: 89bio, Inc.
           Amendment No. 1 Draft Registration Statement on Form S-1 Submitted September 23, 2019
           CIK No. 0001785173

Dear Mr. Palekar:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
September 12, 2019 letter.

Amendment No. 1 to Draft Registration Statement on Form S-1

Prospectus Summary
Our Company
Overview, page 1

1. We note your revised disclosure on page 2 in response to comment 3. Please clarify in your prospectus summary that you have not had a Special Protocol Assessment or other agreement with the FDA with respect to the required clinical trials needed to support an application for approval of BIO89-100 for the treatment of SHTG. Rohan Palekar
89bio, Inc.
October 2, 2019
Page 2
Our Lead Product Candiate, BIO89-100, page 2

2. We note your response to comment 4 and your revised disclosure that "[i]n these preclinical studies, consistent beneficial effects across a range of endpoints were observed, including improvements in hepatic steatosis, injury and fibrosis in a diet-induced NASH study of 50 mice . . . and improved glycemic control and lipid handling in a study of 24 spontaneously diabetic obese cynomolgus monkeys with elevated triglycerides." Please avoid conclusory statements regarding the results of the tests, and disclose the range of results observed in these tests.
Busines
Agreements with Teva
Agreements Relating to FGF21 Program, page 116

3. We note your response to comment 10. Please disclose the payments, if any, you are required to pay pursuant to the ratiopharm Sublicense Agreement.
       You may contact Andi Carpenter at 202-551-3645 or Angela Connell at 202-551-3426 if
you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at 202-551-3666 or Dietrich King at 202-551-8071 with any other questions.



FirstName LastNameRohan Palekar                                Sincerely,
Comapany Name89bio, Inc.
                                                               Division of
Corporation Finance
October 2, 2019 Page 2                                         Office of Life
Sciences
FirstName LastName